Exhibit 99.1

Company Registration No. 199303898C

Ban Leong Technologies Limited

Consolidated Financial Statements

March 31, 2025 and 2024

BAN LEONG TECHNOLOGIES LIMITED

BAN LEONG TECHNOLOGIES LIMITED

Report of Independent Auditors

To the Shareholders and the Board of Directors of Ban Leong Technologies Limited

Opinion

We have audited the consolidated financial statements of Ban Leong Technologies Limited (the "Company"), which comprise the consolidated balance sheets as of March 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

BAN LEONG TECHNOLOGIES LIMITED

Report of Independent Auditors (continued)

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Singapore

August 26, 2025

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in Singapore dollars (“$”)

		As of March 31,
	Note	2025	2024
		$	$
ASSETS

Current assets
Cash and cash equivalents	3	21,053,603	18,068,999
Accounts receivable, net of allowance for credit losses of $200,029 and $182,690 as of March 31, 2025 and 2024 respectively	4	22,685,598	23,159,074
Inventories, net	5	33,567,179	31,208,023
Other receivables and other assets, net	6	4,404,891	2,859,760
Prepayments		103,415	104,053
Total current assets		81,814,686	75,399,909

Non-current assets
Property and equipment, net	7	663,357	779,245
Other receivables and other assets, net	6	–	3,502,200
Operating leases right-of-use assets		2,976,712	3,813,724
Finance leases right-of-use assets		–	917
Deferred tax assets, net	18	35,315	14,200

Total non-current assets		3,675,384	8,110,286

TOTAL ASSETS		85,490,070	83,510,195

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank loans	8	2,242,598	2,513,502
Accounts payable	9	24,641,332	22,212,268
Other payables and accrued liabilities	10	5,345,222	6,459,345
Operating lease liabilities, current	11	859,401	856,537
Finance lease liabilities, current	11	–	33,044
Income tax payables		574,501	805,335

Total current liabilities		33,663,054	32,880,031

Non-current liabilities
Operating lease liabilities, non-current	11	2,257,549	3,051,767

Total non-current liabilities		2,257,549	3,051,767

TOTAL LIABILITIES		35,920,603	35,931,798

Shareholders’ equity
Ordinary shares, 117,181,818 shares issued and outstanding	12(a)	11,173,106	11,173,106
Treasury shares, 8,703,300 and 7,211,300 shares outstanding as of March 31, 2025 and 2024 respectively	12(b)	(2,722,887)	(2,219,906)
Returned shares, 681,818 shares outstanding as of March 31, 2025 and 2024	12(b)	(104,822)	(104,822)
Other reserve	13	65,685	65,685
Accumulated other comprehensive income	13	(447,720)	(1,025,137)
Retained earnings		39,579,622	37,842,099

Total Ban Leong Technologies Limited shareholders’ equity		47,542,984	45,731,025

Non-controlling interests		2,026,483	1,847,372
TOTAL SHAREHOLDERS’ EQUITY		49,569,467	47,578,397

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		85,490,070	83,510,195

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Singapore dollars (“$”)

		For the year ended March 31,
	Note	2025	2024
		$	$

REVENUES
Revenues	15	193,626,934	208,080,530

Total revenues		193,626,934	208,080,530

COST OF REVENUES
Cost of revenues		(176,778,439)	(189,920,196)

Total cost of revenues		(176,778,439)	(189,920,196)

Gross profit		16,848,495	18,160,334

OPERATING EXPENSES
Selling and marketing expenses		(8,051,604)	(7,234,172)
General and administrative expenses		(4,842,891)	(4,969,183)

Total operating expenses		(12,894,495)	(12,203,355)

Income from operations		3,954,000	5,956,979

OTHER INCOME (EXPENSE)
Other income, net		1,054,051	2,428,288
Interest income	16	60,007	30,118
Interest expense	16	(115,958)	(79,240)

Total other income, net		998,100	2,379,166

Income before income taxes		4,952,100	8,336,145
Taxation	18	(893,015)	(955,401)

Net income		4,059,085	7,380,744
Less: net income attributable to non-controlling interest		50,334	78,863

Net income attributable to Ban Leong Technologies Limited shareholders		4,008,751	7,301,881

Net income		4,059,085	7,380,744
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments		706,194	(575,704)

Comprehensive income		4,765,279	6,805,040
Less: total comprehensive income (loss) attributable to non-controlling interests		179,111	(16,230)

Total comprehensive income attributable to Ban Leong Technologies Limited’s shareholders		4,586,168	6,821,270

Comprehensive income		4,765,279	6,805,040

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in Singapore dollars (“$”)

	Share capital	Treasury Shares	Returned Shares	Other Reserve	Accumulated other comprehensive income	Retained earnings	Total Ban Leong Technologies Limited shareholders’ equity	Non-controlling interest	Total stockholders’ equity
	$	$	$	$	$	$	$	$	$

Balance as at April 1, 2023	11,173,106	(1,018,212)	(104,822)	65,685	(544,526)	33,167,469	42,738,700	1,863,602	44,602,302
Net income	–	–	–	–	–	7,301,881	7,301,881	78,863	7,380,744
Dividends (Note 14(a))	–	–	–	–	–	(2,627,251)	(2,627,251)	–	(2,627,251)
Purchase of treasury shares	–	(1,201,694)	–	–	–	–	(1,201,694)	–	(1,201,694)
Foreign currency translation adjustments	–	–	–	–	(480,611)	–	(480,611)	(95,093)	(575,704)
Balance as at March 31, 2024	11,173,106	(2,219,906)	(104,822)	65,685	(1,025,137)	37,842,099	45,731,025	1,847,372	47,578,397

Net income	–	–	–	–	–	4,008,751	4,008,751	50,334	4,059,085
Dividends (Note 14(a))	–	–	–	–	–	(2,271,228)	(2,271,228)	–	(2,271,228)
Purchase of treasury shares	–	(502,981)	–	–	–	–	(502,981)	–	(502,981)
Foreign currency translation adjustments	–	–	–	–	577,417	–	577,417	128,777	706,194
Balance as at March 31, 2025	11,173,106	(2,722,887)	(104,822)	65,685	(447,720)	39,579,622	47,542,984	2,026,483	49,569,467

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Singapore dollars (“$”)

		For the year ended March 31,
	Note	2025	2024
		$	$
Cash flows from operating activities
Net income		4,059,085	7,380,744
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment		295,895	278,535
Deferred tax benefit		(20,752)	–
Amortization of right of use assets		929,661	944,432
Provision for/(write back of) credit loss and doubtful accounts, net of recovery		26,316	(148,000)
Gain on disposal of property and equipment		(7,671)	(44)
Inventory written off		107,005	175,373
Inventories allowances		138,935	47,134
Change in fair value of investment in convertible notes		–	(2,155,200)
Foreign currency transaction losses (gains)		419,681	(352,344)
Change in operating assets and liabilities
Accounts receivables		447,160	1,820,420
Inventories		(2,605,096)	(2,762,701)
Other receivable and other assets		1,957,069	1,583,857
Prepayments		638	(30,246)
Accounts payable		2,429,064	(979,325)
Other payables and accrued liabilities		(1,114,123)	(1,211,434)
Operating lease liabilities		(883,880)	(688,794)
Income tax payables		(230,834)	4,837

Net cash provided by operating activities		5,948,153	3,907,244

Cash flows from investing activities
Purchases of equipment		(171,975)	(598,773)
Proceeds from sale of property and equipment		7,891	71

Net cash used in investing activities		(164,084)	(598,702)

Cash flows from financing activities
Purchase of treasury shares		(502,981)	(1,201,694)
(Repayment)/receipt of bank loans		(270,904)	860,952
Principal payments of finance lease liabilities		(33,044)	(63,689)
Dividends paid to shareholders		(2,271,228)	(2,627,251)

Net cash used in financing activities		(3,078,157)	(3,031,682)

Increase in cash and cash equivalents		2,705,912	276,860
Effects of exchange rate changes on cash and cash equivalents		278,692	(213,282)
Cash and cash equivalents, beginning of the year		18,068,999	18,005,421

Cash and cash equivalents, end of the year	3	21,053,603	18,068,999

Supplemental cash flow disclosures:
Cash paid for income taxes		1,144,964	950,564
Cash paid for interest		115,958	79,240

The accompanying notes are an integral part of the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

1.	Organization

Ban Leong Technologies Limited (the “Company”) is a limited liability company which is domiciled and incorporated in Singapore and is listed on the Mainboard of Singapore Exchange Securities Trading Limited (“SGX-ST”).

The Company is principally engaged in the wholesale and distribution of computer peripherals, accessories and other multimedia products.

As of March 31, 2025, the Company’s subsidiaries are as follows:

Name	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities

Digital Hub Pte. Ltd.	March 20, 2003	Singapore	100%	Distribution of computer peripherals and accessories

Ban Leong Technologies Sdn Bhd	August 15, 2003	Malaysia	100%	Distribution of computer peripherals and accessories

Ban Leong Chin Inter Co., Ltd	July 16, 2004	Thailand	60%	Distribution of computer peripherals and accessories

宇扬(上海)投资咨询有限公司 (BLC (China) Limited)	November 27, 2008	China	100%	Distribution of corporate gift cards

AV Labs International Pte Ltd	June 23, 2006	Singapore	100%	Marketing and distribution of computer and hardware

2.	Summary of significant accounting policies

Basis of Preparation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of Ban Leong Technologies Limited and its controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets and consolidated statements of operation and comprehensive income. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the periods presented.

Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the allowance for credit losses of accounts receivable inventory valuation allowances principally comprised of allowances for excess and obsolete inventory, and the estimated fair value of our investment in convertible notes. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

Foreign currency transactions and translation

The functional currency of the Company’s parent is Singapore dollars (“$” or “SGD”), whereas the functional currency of the Company’s subsidiaries are the respective local currencies. The Company uses the SGD as its reporting currency. Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Exchange differences are recorded in the consolidated statements of operations.

Assets and liabilities of the Company’s subsidiaries that have functional currencies other than SGD are translated into SGD at the rates of exchange prevailing at the balance sheet dates and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded in the consolidated statements of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months.

Accounts receivable

Accounts receivable is recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owe accounts receivable, are granted credit terms based on their credit metrics. The Company adopted ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable using the modified retrospective approach, starting from April 1, 2021 and records the allowance for expected credit losses as an offset to accounts receivable. Estimated credit losses charged to the allowance are classified as “general and administrative” in the consolidated statements of comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. As of March 31, 2025 and 2024, the Company provided allowance for credit losses of $200,029 and $182,690, respectively.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Inventories

Inventories are stated at the lower of cost or net realizable value. Weighted average method is the inventory valuation method applied to these inventories. Inventories mainly include physical computer peripherals, accessories and other multimedia products which are purchased from the Company’s suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolete or unmarketable inventories to their estimated net realizable value based upon forecasts for future demand and market conditions. For the years ended March 31, 2025 and 2024, $138,935 and $47,134 of inventories allowances were recorded, respectively.

Investment in convertible note

The Company holds an investment in convertible notes with a fair value of $3,502,200 as of March 31, 2025 and 2024, respectively. The investment is included in current Other receivables and other assets, net and non-current Other receivables and other assets, net in the Consolidated Balance Sheets as of March 31, 2025 and 2024, respectively. The investment is recorded at fair value under the fair value option in accordance with ASC 825-10, Fair Value Option, and ASC 325-20, Investments-Other.

The convertible notes were issued by an unrelated privately held company and earn fixed interest at 6% per annum. The convertible notes may be converted in part or in whole at the Company’s discretion within 36 months from the issuance date. The notes mature on December 29, 2025. The Company is not obliged to convert the convertible notes and may elect to redeem them upon maturity. As of March 31, 2025, no such conversion has taken place. For the years ended March 31, 2025 and 2024, the Company recognised interest income of $82,800 and $82,220, respectively, based on the interest rate of the convertible notes.

By electing the fair value option, the embedded conversion feature is not separately bifurcated or accounted for as a derivative. Instead, the fair value of the instrument as a whole captures the economic effect the embedded features.

Changes in fair value are recognized in earnings in the period in which they occur. Changes in fair value were not material for the year ended March 31, 2025. For the year ended March 31, 2024, the Company recognized net unrealized gains of $2,155,200 related to the convertible notes, which is included in Other income, net in the Consolidated Statements of Comprehensive Income.

The Company believes this accounting treatment best reflects the economic substance of the investment and aligns with the way the instrument is managed and evaluated internally.

The aggregate principal amount of the convertible notes was $1,341,000 and $1,347,000 as of March 31, 2025 and 2024, respectively. The excess fair value over principal reflects the estimated value of the embedded equity conversion feature.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Fair value measurements

Financial instruments of the Company primarily include trade receivables, other receivables and deposits, investments in convertible notes, cash and cash equivalents, trade payables, bills payable to banks (unsecured) and short-term loans, other payables and accruals. The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and 2024 are summarized below:

	Quoted prices in active markets for identical instruments (Level 1)	Significant observable inputs other than quoted prices (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$
As of March 31, 2025
Investment in convertible notes	–	–	3,502,200

As of March 31, 2024
Investment in convertible notes	–	–	3,502,200

The fair values of the investment in convertible notes were estimated using the Black-Scholes Model. The key inputs to the model are as follows:

	As of March 31,
	2025	2024

Expected volatility*	24.1%-124.5%	20.3%-124.2%
Risk-free interest rate	4.0%	3.4%
Share price of the investee (USD/share)	1.69	1.69

*	Expected volatility was derived based on the historical volatility of the share prices of a group of listed comparable companies.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Fair value measurements (continued)

Significant unobservable inputs used in the level 3 fair value measurements primarily include the share price of investee at measurement date, which was primarily derived from recent fundraising transactions executed by the investee. The Company did not participate in such transactions. The potential impacts of dilution and lack of marketability were not significant to the valuation. The notes do not pay dividends and there are no market conditions to conversion.

The fair value for certain assets and liabilities such as cash and cash equivalents, accounts receivable, other receivable and other assets, bank loans, accounts payable, other payables and accrued liabilities have been determined to approximate carrying amounts due to the short maturities of these instruments.

Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line basis over the estimated useful lives of the assets, as follows:

Category	Estimated useful lives
Computers	1 – 5 years
Office equipment	5 years
Furniture & fittings	5 years
Motor vehicles	5 years
Renovation	5 years
Warehouse equipment	1 year

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operation and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cashflows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income includes net loss and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

Leases

The Company determines if an arrangement is a lease at inception in accordance with ASC 842, Leases (“ASC 842”). Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee accounting

The Company recognizes right-of-use (“ROU”) assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in the Company’s leases is not typically readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise that option. Leases with an initial lease term of 12 months or less are not recorded on the consolidated balance sheets.

The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component based on the Company’s policy election to combine lease and non-lease components for its leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Revenue recognition

The Company applies the five-step model outlined in ASC 606. The Company accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Using the practical expedient in ASC 606, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Company also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues are net of value added taxes and surcharges.

Revenue from sales of computer accessories and other multimedia products including data storage devices

The Company recognized the revenue from sales of computer peripherals, accessories and other multimedia products at a point in time when control of the product is passed to the retailers, corporate and end customers, which is the point in time that the retailers, corporate and end customers are able to direct the use of and obtain substantially all of the economic benefit of the goods after the retailers pick up the products or the Company delivers the products to the retailers’ appointed forwarding agent. The transfer of control typically occurs at a point in time based on consideration of when the retailers have the obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers and end users have accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, and customer discounts.

Product returns

Certain customers have the right to return the products sold within 180 days of sales. Customers remedies may include exchange of the returned products. As a result, the right of return assets and related refund liabilities is estimated and recorded as reduction in revenue, if necessary. The Company uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method.

Cost of revenue

Cost of revenues consists mainly of purchases, rental costs, depreciation of property and equipment, freight and handling charges, and other expenses directly attributable to the sale of goods.

Employee benefit expenses

The Company maintains a government mandated employee provident fund scheme to cover employees. The employee provident fund schemes are considered a defined contribution plan. Employer and employee contributions are made based on various percentages of salaries and wages that vary based on employee age and other factors. The Company has no further payment obligations once the contributions have been paid.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The assessment of realizability of deferred tax assets involves significant assumptions used in the projection of future taxable income and the future reversal pattern of taxable temporary differences. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive income as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Contingencies

The Company adheres to ASC 450, “Contingencies” for the recognition, measurement, and disclosure of commitments and contingencies. The Company records accruals for certain of its outstanding legal proceedings or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal proceedings or claims that could affect the amount of any accrual, as well as any developments that would make a loss contingency both probable and reasonably estimable. The Company discloses the amount of the accrual if it is material.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Contingencies (continued)

When a loss contingency is not both probable and estimable, the Company does not record an accrued liability but discloses the nature and the amount of the claim, if material. However, if the loss (or an additional loss in excess of the accrual) is at least reasonably possible, then the Company discloses an estimate of the loss or range of loss, unless it is immaterial or an estimate cannot be made. The assessment of whether a loss is probable or reasonably possible, and whether the loss or a range of loss is estimable, often involves complex judgments about future events. Management is often unable to estimate the loss or a range of loss, particularly where (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, or (iii) there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including eventual loss, fine, penalty or business impact, if any.

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company expects that there is no significant credit risk associated with cash and cash equivalents, which were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. Accounts receivables are typically unsecured and are derived from revenues earned from reputable customers. As of March 31, 2025 and 2024, the Company had no customer with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Interest rate risk

The Company is exposed to interest rate risk on its interest-bearing liabilities. As of March 31, 2025 and 2024, a hypothetical 0.15% increase or decrease in annual interest rates of SGD-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately $2,792 (2024: $3,129).

Foreign currency risk

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the respective functional currencies of Company entities, primarily Singapore Dollar (“SGD”), Malaysian Ringgit (“MYR”) and Thai Baht (“THB”). The foreign currencies in which these transactions are denominated are mainly United States Dollar (“USD”). Approximately 13% (2024: 14%) of the Company’s sales are denominated in foreign currencies whilst almost 20% (2024: 22%) of costs are denominated in the respective functional currencies of the Company entities. The Company’s trade receivables and trade payables balances at the end of reporting period have similar exposures.

The Company also holds cash and cash equivalents denominated in foreign currencies for working capital purposes. The Company is also exposed to currency translation risk arising from its net investments in foreign operations, including Malaysia, Thailand, Australia and China. The Company’s net investments in foreign subsidiary companies are not hedged as currency positions in these respective currencies are considered to be long-term in nature.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

2.	Summary of significant accounting policies (continued)

Foreign currency risk (continued)

Sensitivity analysis for foreign currency risk

The following table demonstrates the sensitivity of the Company’s net income before taxes to a reasonably possible change in the USD, MYR and THB exchange rates (against SGD), with all other variables held constant.

			For the year ended March 31,
			2025	2024
			$	$

USD	-	strengthened by 3% (2024: 3%)	(158,797)	(52,011)
	-	weakened by 3% (2024: 3%)	158,797	52,011

MYR	-	strengthened by 3% (2024: 3%)	92,368	19,806
	-	weakened by 3% (2024: 3%)	(92,368)	(19,806)

THB	-	strengthened by 3% (2024: 3%)	128,912	139,583
	-	weakened by 3% (2024: 3%)	(128,912)	(139,583)

Adoption of new accounting pronouncements

Effective April 1, 2024, the Company adopted the amended guidance of Accounting Standards Codification (ASC) 848, Reference Rate Reform, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The transition did not have an impact on the consolidated financial statements.

Recent accounting pronouncements

Effective March 31, 2026, the Company will be required to adopt ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The adoption of the amended guidance will result in expanded disclosures in the Company’s income taxes footnote but is not expected to have an impact on the consolidated financial statements.

Effective March 31, 2028, the Company will be required to adopt ASU 2024-03, Income Statement—Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses, which will require tabular disclosure of certain operating expenses disaggregated into categories, such as purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The adoption of the amended guidance will result in expanded disclosures in the Company’s footnotes but is not expected to have an impact on the consolidated financial statements.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

3.	Cash and cash equivalents

	As of March 31,
	2025	2024
	$	$

Cash at banks	21,045,890	18,056,836
Cash on hand	7,713	12,163
Cash and cash equivalents	21,053,603	18,068,999

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Included in cash and cash equivalents of the Company are amounts denominated in foreign currencies as follows:

	As of March 31,
	2025	2024
	$	$

United States Dollars	4,568,278	3,618,606
Malaysian Ringgit	1,954,652	995,346
Thai Baht	2,433,706	2,771,316
Australian Dollars	28,638	29,796
	8,985,274	7,415,064

4.	Accounts receivable, net

	As of March 31,
	2025	2024
	$	$

Accounts receivable	22,885,627	23,341,764
Allowance for credit losses	(200,029)	(182,690)
Accounts receivable, net	22,685,598	23,159,074

Expected credit losses

The movement of the allowance accounts used to record the impairment are as follows:

	As of March 31,
	2025	2024
	$	$

Movement in allowance accounts:

At April 1	182,690	330,690
Allowance for/(writeback of) expected credit losses, net	26,316	(148,000)
Written off	(8,977)	–
At March 31	200,029	182,690

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

5.	Inventories

	As of March 31,
	2025	2024
	$	$

Balance sheet:
Finished goods	33,567,179	31,208,023

As of March 31, 2025 and 2024, inventory valuation reserves, which are principally comprised of allowances for estimated excess and obsolete inventories, amounted to $138,935 and $47,134 respectively.

6.	Other receivable and other assets, net

	As of March 31,
	2025	2024
	$	$

Current
Investment in convertible note	3,502,200	–
Other receivables	235,524	2,257,447
Right of return assets	545,085	456,087
Deposits	122,082	146,226
	4,404,891	2,859,760

Non-current
Investment in convertible note	–	3,502,200
	–	3,502,200
Total	4,404,891	6,361,960

Other receivables include marketing receivables from suppliers.

7.	Property and equipment, net

	As of March 31,
	2025	2024
	$	$

Computers*	1,543,599	1,394,375
Office equipment	305,460	290,574
Furniture and fittings	298,874	285,246
Motor vehicles	823,226	930,117
Renovation	417,529	407,954
Warehouse equipment	187,255	177,291
	3,575,943	3,485,557
Less: accumulated depreciation	(2,912,586)	(2,706,312)
Property and equipment, net	663,357	779,245

*	Included in computers is software with net book value of $442,566 (2024: $518,941).

The depreciation expenses of property and equipment recognised for the years ended March 31, 2025 and 2024 were $295,895 and $278,535 respectively.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

8.	Bank loans

Bills payable to banks (unsecured) have repayment terms of approximately 30 to 120 days. Bills payable to banks bear interest at average rates ranging from 3.37% to 4.90% (2024: 4.45% to 5.09%) per annum.

Short-term loans (unsecured) have repayment terms of approximately 30 to 180 days. Short-term loans bear interest at average rates at 4.64% (2024: 5.03%) per annum.

A reconciliation of liabilities arising from the Company’s financing activities is as follows:

	As of April 1, 2024	Drawdowns (repayments), net	As of March 31, 2025
	$	$	$

Bills payable to banks	1,713,502	(270,904)	1,442,598
Short-term loans	800,000	–	800,000
	2,513,502	(270,904)	2,242,598

	As of April 1, 2023	Drawdowns (repayments), net	As of March 31, 2024
	$	$	$

Bills payable to banks	852,550	860,952	1,713,502
Short-term loans	800,000	–	800,000
	1,652,550	860,952	2,513,502

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

9.	Accounts payable

	As of March 31,
	2025	2024
	$	$

Third parties	24,361,061	22,068,813
GST payables	280,271	143,455
	24,641,332	22,212,268

Accounts payable – third parties are non-interest bearing and have an average term of 30 to 60 days’ terms.

Goods and Service Tax (“GST”) payables comprise output tax collected on sales and is offset by input tax claims on business purchases. The amount of GST payable to the taxation authority is included as part of payables in the statement of financial position.

Included in accounts payable of the Company are amounts denominated in foreign currencies as follows:

	As of March 31,
	2025	2024
	$	$

United States Dollars	13,190,531	9,101,074
Malaysian Ringgit	91,461	1,721,054
Thai Baht	10,456	6,667
	13,292,448	10,828,795

10.	Other payables and accrued liabilities

	As of March 31,
	2025	2024
	$	$

Other payables	2,377,528	3,479,363
Refund liability	586,416	490,600
Accrued operating expenses	2,381,278	2,489,382
	5,345,222	6,459,345

Other payables include advances from suppliers for support of future programs.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

11.	Leases

Lessee Accounting

The Company has lease contracts for certain office and warehouse premises, motor vehicles and office equipment used in its operations. The Company’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Company is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension and termination options and variable lease payments.

		For the year ended March 31,
	Classification	2025	2024
		$	$

Operating lease cost
Lease expenses	Cost of revenues	666,250	734,778
	General and administrative expenses	283,328	333,397
Short-term expenses	Cost of revenues	421,414	420,899
	General and administrative expenses	1,694	3,057
Finance lease cost
Amortisation of leased assets	Cost of revenues	16,521	658
	General and administrative expenses	7,027	299
Interest on lease liabilities	Interest expense	2,688	695
Total lease expenses		1,398,922	1,493,783

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
	$	$

Year ending March 31, 2026	963,346	–
Year ending March 31, 2027	843,509	–
Year ending March 31, 2028	780,460	–
Year ending March 31, 2029	762,997	–
Year ending March 31, 2030 and thereafter	–	–
Total future minimum lease payments	3,350,312	–
Less: imputed interest	(233,362)	–
Present value of future minimum lease payments	3,116,950	–

Current	859,401	–
Non-current	2,257,549	–
	3,116,950	–

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

11.	Leases (continued)

Lessee Accounting (continued)

	As of March 31,
	2025	2024

Weighted-average remaining lease term (years)
Operating leases	3.0	2.0
Finance leases	0.0	0.5
Weighted-average discount rate
Operating leases	4.7%	4.7%
Finance leases	0.0%	4.1%

12.	Share capital, returned and treasury shares

(a)	Share capital

	No. of shares	$

Issued and fully paid ordinary shares
At April 1, 2023, March 31, 2024, April 1, 2024 and March 31, 2025	117,181,818	11,173,106

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction. The ordinary shares have no par value.

(b)	Returned and treasury shares

	As of March 31, 2025		As of March 31, 2024
	No. of shares	$	No. of shares	$

Returned shares	681,818	104,822	681,818	104,822
Treasury shares	8,703,300	2,722,887	7,211,300	2,219,906
	9,385,118	2,827,709	7,893,118	2,324,728

Returned shares relate to 681,818 ordinary shares of the Company that was transferred from Christine Anne McGregor and Innovision Technology Australia Pty Ltd to the Company as a result of the compensation for the shortfall in guaranteed profits in prior years.

The Company acquired 1,492,000 (2024: 3,444,500) shares in the Company through purchases on the Singapore Exchange during the financial year. The total amount paid to acquire the shares was $502,981 (2024: $1,201,694) and this was presented as a component within shareholders’ equity.

As of March 31, 2025 and 2024, the returned and treasury shares are still legally outstanding and had not been cancelled.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

13.	Accumulated other comprehensive income and other reserve

Accumulated other comprehensive income

Accumulated other comprehensive income consists of foreign currency translation reserve which is used to record exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Company’s presentation currency.

Other reserve

Other reserve represents non-distributable amounts set aside in compliance with local laws of certain overseas subsidiary companies.

14.	Dividends

	As of March 31,
	2025	2024
	$	$
(a) Declared and paid during the financial year:

Dividends on ordinary shares:
Interim one-tier tax exempt dividend March 31, 2025: 0.50 cent (March 31, 2024: 0.60 cent) per share	538,984	667,347
Final one-tier tax exempt dividend March 31, 2024: 1.60 cent (March 31, 2023: 1.75 cent) per share	1,732,244	1,959,904

(b) Proposed but not recognised as a liability as at March 31:

Final one-tier tax exempt dividend March 31, 2025: Nil cent (March 31, 2024: 1.60 cent) per share	–	1,748,619

In 2024, the directors of the Company recommend that a final one-tier tax exempt dividend of 1.60 cent per ordinary share amounting to $1,748,619 to be paid in respect of the financial year ended March 31, 2024. The proposed dividend, which is subject to shareholders’ approval at the forthcoming Annual General Meeting of the Company, has not been accrued as liability as at March 31, 2024.

15.	Revenues

The following table presents the Company’s revenues from contracts with customers disaggregated by material revenue category:

	For the year ended March 31,
	2025	2024
	$	$

IT accessories	76,348,395	83,830,686
Multimedia	113,365,439	122,543,734
Data storage devices	3,913,100	1,706,110
	193,626,934	208,080,530
Geographical segments
Singapore	159,948,308	167,994,871
Malaysia	17,577,770	17,971,216
Thailand	10,250,147	11,202,026
Asia (1)	4,083,454	10,426,800
Others (2)	1,767,255	485,617
	193,626,934	208,080,530
Timing of transfer of goods or services
At a point in time	193,626,934	208,080,530

(1)	Asia includes China, Vietnam, Taiwan, Korea, Mongolia, Pakistan, India, Bangladesh, Nepal, Japan, Hong Kong and Asean member countries excluding Singapore, Malaysia and Thailand.
(2)	Others include countries such as Africa, America, Saudi Arabia, United Arab Emirates, Israel and Sweden.

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

16.	Interest expense

Interest income

	For the year ended March 31,
	2025	2024
	$	$

Interest expense on:
- bills payable to banks and short-term loans	(115,261)	(76,550)
- lease liabilities	(697)	(2,690)
	(115,958)	(79,240)
Interest income on bank balances	60,007	30,118

17.	Employee benefits expense

	For the year ended March 31,
	2025	2024
	$	$

Salaries and bonuses	7,976,942	7,611,546
Defined contribution plans	1,019,901	1,002,399
Commissions	654,175	749,640
Other short-term benefits	222,689	282,218
	9,873,707	9,645,803

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

18.	Taxation

Singapore

The Company’s subsidiaries incorporated in Singapore, are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first $10,000 taxable income and 50% of the next $190,000 taxable income being exempted from income tax.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that are incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis.

Thailand

The Company’s subsidiary incorporated in Thailand is governed by the income tax laws of Thailand and the income tax provision in respect of operations in Thailand is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The applicable corporate income tax rate is 20% in Thailand.

China

The Company’s subsidiary incorporated in China is governed by the income tax laws of China and the income tax provision in respect of operations in China is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The applicable corporate income tax rate is 25% in China.

Income tax expense for the years ended March 31, 2025 and 2024 amounted to $893,015 and $955,401, respectively.

The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income are as follows:

	For the year ended March 31,
	2025	2024
	$	$

Current income tax expense	913,767	955,401
Deferred income tax credit	(20,752)	–
	893,015	955,401

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

18.	Taxation (continued)

A reconciliation between income tax expenses and the product of accounting profit multiplied by the applicable corporate rate for the years ended March 31, 2025 and 2024 is as follows:

	For the year ended March 31,
	2025	2024
	$	$

Net income before taxes	4,952,100	8,336,145
Tax calculated at tax rate of 17% (2024: 17%)	841,857	1,417,145
Adjustments:
Non-deductible expenses	74,641	61,094
Income not subject to tax	(80,232)	(551,682)
Utilisation of previously unrecognised temporary differences	(23,713)	(60,842)
Deferred tax assets not recognised	51,087	18,304
Effect of partial tax exemption and tax relief	(17,425)	(42,197)
Effect of different tax rates in other countries	23,829	39,417
Under provision in respect of previous years	28,172	105,635
Others	(5,201)	(31,473)
Income tax expense recognised in consolidated statements of comprehensive income	893,015	955,401

The Company has unrecognised tax losses of S$298,000 (2024: Nil) and unutilised capital allowances of S$3,000 (2024: Nil) at the reporting date which can be carried and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses and capital allowances have no expiry date.

The corporate income tax rates applicable to the overseas subsidiaries are as follows:

	Corporate tax rate
	2025	2024
	%	%

Malaysia	24	24
Thailand	20	20
China	25	25

Net income before income taxes by jurisdiction are as following:

	For the year ended March 31,
	2025	2024
	$	$

Singapore	4,523,054	7,632,328
Malaysia	271,461	454,883
Thailand	160,893	252,518
China	(3,308)	(3,584)
	4,952,100	8,336,145

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

18.	Taxation (continued)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the year ended March 31,
	2025	2024
	%	%

Singapore statutory income tax rate	17.0	17.0
Tax rate difference outside Singapore	0.5	0.5
Preferential tax exemption effect	(0.4)	(0.5)
Change in valuation allowance	0.0	0.0
Others	0.9	(5.5)
Effective tax rate	18.0	11.5

Deferred tax

The significant components of the Company’s deferred tax assets are as follows:

	For the year ended March 31,
	2025	2024
	$	$

Deferred tax assets
Provisions	128,330	37,293
Other items	(93,378)	(23,093)
Currency realignment	363	–
	35,315	14,200

Unrecognized Tax Benefit

The Company evaluated its income tax uncertainty under ASC 740-10. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. As of and for the years ended March 31, 2025, there was no significant impact from tax uncertainties on the Company’s financial position and result of operations.

19.	Related party transactions

The Company had the following related party transactions:

	For the year ended March 31,
	2025	2024
	$	$

Service fee rendered to non-controlling interest of a subsidiary	546	435

BAN LEONG TECHNOLOGIES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Singapore dollars (“$”)

20.	Subsequent events

We have evaluated subsequent events from the balance sheet date through August 26, 2025, the date these consolidated financial statements were available to be issued, and no material subsequent events have occurred since March 31, 2025, that require recognition or disclosure in the financial statements other than the following:

On April 30, 2025, Epicsoft Asia Pte. Ltd (“the Offeror”) announced that it intends to make a voluntary conditional cash offer (the “Offer”) in accordance with Rule 15 of the Singapore Code on Take-overs and Merger for all the issued and paid-up ordinary shares in the capital of Ban Leong Technologies Limited, excluding returned shares and treasury shares. On May 7, 2025, the Company appointed Asian Corporate Advisors Pte. Ltd. as the Independent Financial Advisor to guide the Independent Directors in their recommendation to shareholders. A notification letter was dispatched to shareholders on May 21, 2025, providing instructions for accessing the Offer Document. The Offer was declared unconditional by the Offeror on May 27, 2025. On June 3, 2025, the Offeree Circular was released, detailing the IFA's advice and the Independent Directors' recommendation. On June 12, 2025, the Offeror announced the level of acceptances and its intention to exercise compulsory acquisition rights under Section 215(1) of the Companies Act, while the Company simultaneously reported a loss of Free Float Requirement, resulting in the suspension of trading of its shares. Finally, on July 2, 2025, the Offeror announced the close of the Offer and the final level of acceptances and would exercise on the compulsory acquisition on the remaining shares. On August 25, 2025, Epicsoft Asia Pte. Ltd. completed the compulsory acquisition pursuant to 215(1) of the Companies Act.

Consequently, Epicsoft Asia Pte. Ltd. and GCL Global Holdings Ltd have become the immediate and ultimate holding company of the Company respectively.

On June 30, 2025, the Company announced that the Proposed Delisting was approved following the Offeror's announcement on June 12, 2025, indicating its entitlement to exercise compulsory acquisition rights under Section 215(1) of the Companies Act. This action aims to acquire all Shares from Shareholders who have not accepted the Offer, at a price equal to the Final Offer Consideration, thereby facilitating the Compulsory Acquisition process. In view of the Proposed Delisting, the Company also concurrently made an application to the SGX-ST for waivers from compliance with certain rules of the Listing Manual in relation to the convening of annual general meeting and issue of annual and sustainability reports. On August 26, 2025, Ban Leong Technologies Limited is delisted from the Mainboard of SGX-ST